July 31, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Mr. Tom Jones

Re:	Alphatec Holdings, Inc. (ATEC)
Registration Statement on Form S-3
File No. 333-232664

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Alphatec Holdings, Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) be accelerated so that it may become effective at 5:00 p.m. (EST) on Friday, August 2, 2019, or as soon thereafter as practicable.

The Registrant also requests that it be notified of such effectiveness by a telephone call to its outside counsel, Joshua E. Little, of the law firm Durham Jones & Pinegar, P.C., at (435) 674-0400, and that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to its outside counsel via facsimile at (435) 628-1610 or by email at jlittle@djplaw.com.

Sincerely,

Alphatec Holdings, Inc.

/s/ JEFFREY G. BLACK

Jeffrey G. Black

Chief Financial Officer